UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated March 28, 2017

Item 1. English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated March 28, 2017.

Buenos Aires, March 28, 2017

National Securities Commission

25 de Mayo 175

Autonomous City of Buenos Aires

RE: Call to Ordinary and Extraordinary General Shareholders’ Meeting – RELEVANT MATTER

To whom it may concern,

I am glad to address this Commission in my capacity as Responsible for Market Relations in order to inform you that on this date, the Board of Directors, by unanimity, resolves to call an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 27, 2017, at 3 p.m. on the first call, and at 4 p.m. on the second call, at the corporate offices at Bartolomé Mitre 434, 6th floor, of the City of Buenos Aires, in order to consider the following

AGENDA

1)	Appointment of two shareholders to sign the Minute of the Shareholders’ Meeting.

2)	Consideration of the documentation required by article 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2016.

3)	Consideration of the performance and fees of the Board of Directors during the fiscal year ended December 31, 2016. Consideration of the remunerations of the Board of Directors for the fiscal year ended December 31, 2016, and as of the date of this Shareholders’ Meeting (total remunerations).

4)	Consideration of the performance and fees of the Supervisory Committee during the fiscal year ended December 31, 2016, and as of the date of this Shareholders’ Meeting.

5)	Appointment of members of the Board of Directors.

6)	Appointment of members of the Supervisory Committee.

7)	Consideration of the Results of the fiscal year ended December 31, 2016. Allocation of the funds. Distribution of dividends.

8)	Appointment of the certifier public accountant for the fiscal year 2017 and determination of the fees of the acting accountant of the previous fiscal year. Appointment of an alternate certifier public accountant.

9)	Allocation of the budget to the Audit Committee in the terms of article 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services.

10)	Consideration of the capitalization of a contribution in kind and the consequent increase of the capital stock of the Company in an amount up to AR$ 8,032,032 through the issuance of up to 8,032,032 ordinary Class B shares of a nominal value of AR$1 each and of one vote per share, that will be suscribed at a price of AR$ 49.91 per share, entitled to receive dividends and any other amount due as from the date of the issuance and in equal conditions than the rest of the Class B shares that are on circulation at that time. Consideration of the terms of the issuance of the new shares to be issued as a consequence of the increase of the capital stock. Delegation to the Board of Directors.

11)	Reduction to ten (10) days of the legal term for the exercise of preemptive rights and rights to accretion for the suscription of new ordinary Class B shares, as stated by article 194 of Law No. 19,550.

12)	Request of the respective authorization for public offering before the Argentine Securities Commission and of the list and negotiation of the authorized Markets that the Board of Directors will timely determine.

13)	Delegation of powers to the Board of Directors. Authorization of the Board of Directors to subdelegate in one or more directors of the Company or in one or more managers apointed in the terms of article 270 of the Law No. 19,550.

14)	Consideration of the amendments to articles Fifth; Sixth, subsection G); and Sixteenth of the bylaws. Consideration of the consolidated text of the bylaws.

15) Authorizations.

Note 1: Please be advised that in order to attend the Shareholders’ Meeting and for registration purposes, the Shareholders must submit the certificates of their book-entry shares as rendered by Caja de Valores at Bartolomé Mitre 434 (Legal Sector – 6th floor, East wing) of the City of Buenos Aires from 10 a.m. to 5 p.m, The terms expires on April 21, 2017.

Note 2: Pursuant to article 22 of Chapter II, Title II, of the CNV Rules (2013), at the time of the registration to participate in the Shareholdes’ Meeting, the shareholders must provide the following information: name and surname or complete business name; type and number of the identification document of the natural persons, or information of the registration of the legal entities, with the express indication of the Registry where they are registered and of their jurisdiction and domicile with the indication of their character.

Note 3: The documentation to be considered at the Shareholders’ Meeting is available to the shareholders: i) at Bartolomé Mitre 434, 6th floor, East wing, of the City of Buenos Aires; and ii) via e-mail at mesainstitucional@supervielle.com.ar.

Without further ado, I greet you attentively.

Yours faithfully, _______________________ Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 29, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer